Exhibit 99.1

 Diversified Provides Board of Directors Update

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) announced today that, due to other commitments, Sandra Stash will resign from the Company’s Board of Directors (the “Board”) effective August 12, 2025.  Ms. Stash, who has been a member of the board since 2019, is leaving the Board in good standing and on amiable terms. Upon her departure from the Board, it is expected that the current Board member and Independent Director, David Turner, will replace Ms.Stash as the Senior Independent Director. In addition, current Board and Sustainability Committee member Kathryn Klaber will be named chair of the Sustainability Committee, while current Board member, Martin Thomas, will replace Ms. Stash as a member of the Audit & Risk Committee.  All appointments will take effect on August 12, 2025.

Diversified and its Nomination Committee remain committed to maintaining a high-quality, diverse board of directors that brings complementary experience to support its long-term goals.

David Johnson, Non-Executive Chairman of the Board, commented:

“On behalf of our Board and Diversified’s management team, we thank Sandy for her service to the Company. We have valued and appreciated her insight and industry expertise. We wish her well in her future endeavors.”

Ms. Stash stated:

“It has been an honor to work with Diversified’s Board and executive management. Rusty and his team have done a tremendous job growing the Company, and I look forward to celebrating its continued success as a shareholder.”

The Company is making this announcement pursuant to UK Listing Rule 6.4.6R.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.